

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

<u>Via E-mail</u>
William Jensen
Chief Executive Officer
Intrawest Resorts Holdings, Inc.
1621 18th Street, Suite 300
Denver, CO 80202

> **Re: Intrawest Resorts Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 30, 2013**
> **CIK No. 377-00327**

Dear Mr. Jensen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. In the next amendment, please fill in all information omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act. We note for example that you have not named your underwriters. If the next submission is not complete we may be unable to review your submission.

3. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they

retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Please review the chronological ordering of tabular information throughout your filing to ensure consistency in accordance with SAB Topic 11E. For example, we note the financial information in the Summary Historical and Unaudited Condensed Combined Financial and Operating Information on page 9 presents 2011-2013 while your financial statements are presented 2013-2011.

5. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

6. Upon filing a Form S-1, please provide a currently dated consent from the independent registered public accounting firm.

Prospectus Cover Page

7. To the extent that the underwriter's option to purchase additional shares is not exercised in full, please clarify how the share purchases will be allocated among you and the Initial Stockholder here and in your Underwriting section.

8. Please remove the statement "a leading global investment manager that offers alternative and traditional investment products" as this is not responsive to Item 501(b) of Regulation S-K.

Prospectus Summary, page 1

9. Please revise the prospectus summary section and throughout to eliminate subjective statements such as the statements regarding your status as a "premier" mountain resort and adventure company, your "distinctive" vacation and travel experiences, "iconic" mountain resorts, "exceptional track record" and "exceptional" recreational experience on page 1, "world-class" guest services, "authentic" 1880s western atmosphere, "world-class" mogul skiing, "world-class" mountain biking destination, "unique European feel and 'joie de vivre,'" "vibrant" pedestrian village and "unique" pedestrian village on page 2, "unique" nightlife, "unparalleled" skiing, "world-class" accommodation, "intimate and inviting" lodgings, "unmatched" knowledge, "substantial" value, "iconic market leading" mountain resorts and "world's premier" mountain adventure company on page 3, "unmatched" adventure experience and "breathtaking portfolio" on page 4. Alternatively, please clarify what you mean by such statements, revise to state as your beliefs, and provide the basis for such beliefs. These are only examples. Please revise throughout, as necessary.

10. Please identify in this section which of your resorts and operations operate on federal or Crown land or land owned by other governmental entities and the risks that are associated with not owning all of the land on which you conduct your operations. Alternatively, include a cross-reference to where such risks are discussed.

11. Please revise to clarify what you mean by certain statements such as "major" resort and "championship" golf courses on page 2, that you "pioneered" heli-skiing, that your heli-skiing business is "integrated," "tenured" powder-filled acres, and a "robust bed base" on page 3.

Overview, page 1

12. Please tell us the basis for your statement that you own "the world's leading heli-skiing adventure company" and statements elsewhere such as "has been the world's largest integrated heli-skiing business ever since" on page 3. In addition please tell us the basis for your statement on page 2 that Snowshoe is "the largest ski resort in the Mid-Atlantic region of the United States."

13. We note your disclosure in the first paragraph of this section that you "generated total revenues of $524.4 million" during fiscal 2013. Please disclose your net losses for the most recently audited fiscal year and your current debt level.

14. Please revise the last sentence of the first paragraph to disclose that there is no guarantee that you will experience growth or profitability in the near future. Similarly please revise the last sentence of the carryover paragraph from page 3 to page 4 to clarify that there is no guarantee that CMH will grow and similarly revise the statement on page 5 that your management team "has demonstrated its ability… to grow the business."

15. Please balance your statement here regarding your exceptional track record, the statement regarding your management team's "proven track record" on page 5, and similar statements elsewhere by disclosing that you have had net losses for the three most recently completed fiscal years.

16. Please provide the basis for your belief that the recreational adventure and experiential travel will continue to gain in popularity due, in part, to the baby boomer generation living longer and healthier lives. Alternatively, please remove this disclosure.

17. We note your disclosure that you intend to grow the scale of your businesses through internal growth initiatives and accretive leisure and adventure acquisitions. Please tell us whether you currently have any plans for material acquisitions.

Our Business, page 1

Steamboat, page 2

18. Please clarify what you mean on page 2 that Steamboat has "produced" 79 winter Olympians and please tell us the basis for your belief that this number is "more than any other resort in North America."

19. Please provide a brief definition of the term "signature Champagne Powder."

Winter Park Resort, page 2

20. Please clarify that you refer to the resort as "Colorado's Favorite" as part of your marketing for this resort. Similarly revise to state that you refer to Steamboat as "Ski Town, U.S.A" as part of your marketing effort for that resort.

Canadian Mountain Holidays, page 3

21. Please briefly describe your ownership interests in Alpine Helicopters and CMH's dependence on Alpine Helicopters here.

22. Please clarify what you mean by "a high percentage of repeat guest visits annually" by providing quantitative information here.

23. Please revise the second to the last sentence in the first paragraph of this section to state as a belief. In addition, please tell us what you mean by "highly-skilled" pilots and "significant" experience.

24. Please tell us the basis of your belief that your CHM business has an "industry leading reputation" and please tell us the basis of your belief that the popularity of adventure travel is rising. Finally, please clarify that there is no guarantee that adventure travel will continue to increase in popularity and that, even if it does, there is no guarantee that your business will increase.

25. Please clarify what you mean by "high-quality, core development parcels." In addition, please revise your statement on page 3 that such parcels will provide you with the ability to create substantial value through future development to state as a belief, and clarify that there is no guarantee that such development will allow you to create substantial value.

26. We note your disclosure regarding the development parcels surrounding your Steamboat, Winter Park, Tremblant, Stratton and Snowshoe resorts and your disclosure that "[your] current activities are focused on designing strategies for future development of [your] core entitled lands." Please state whether you currently have any plans for developing

such lands and provide an estimate for when you intend to begin such development, if known.

27. Please clarify what you mean by "significant" capabilities to manage, market and sell real estate. In addition, please balance your disclosure regarding your real estate management to disclose that, because of third-party services that assist condominium owners in leasing, you have experienced a decline in the number of condominium owners using your rental management services.

Our Strengths, page 3

Geographically Diversified Portfolio, page 4

28. Please tell us why you believe that ownership of mountain resorts, adventure travel assets and real estate is unique to your company. Alternatively, please remove this statement. Similarly, please tell us the basis for your statement that your competitors have more geographically concentrated businesses. Alternatively, please remove this statement.

29. Please revise the second to the last sentence in this section to state as a belief.

Loyal Customer Base with Significant Discretionary Income, page 4

30. Please revise the first sentence in this section to state as a belief and please tell us the basis for your belief that your typical customer is "more resilient than the average customer during an economic slowdown." Alternatively, please remove this statement.

31. Please balance your disclosure in this section by disclosing here that your mountain segment revenue per visit decreased in fiscal year 2013, that the CMH guest nights also decreased in fiscal year 2013 and that, even though your skier visits did increase in fiscal year 2013, the number of visits in fiscal year 2013 was less than the number of visits in fiscal year 2011.

32. Please tell us the basis for your belief that there is an "increased demand" for active, adventure oriented travel experiences.

Recurring and Stable Revenue, page 4

33. Please revise to disclose here the season pass and frequency product revenue for each of your last three fiscal years.

34. Please clarify that there is no guarantee that the number of season pass holders will remain constant or increase in future years, and disclose that the percentage of your total lift revenue that consisted of season pass and frequency product revenue decreased in fiscal year 2013. Refer to page 47.

Seasoned and Experienced Management Team, page 5

35. Please clarify that it is your belief that your management team is comprised of skilled and dedicated professionals.

36. Please provide a brief description of your management team's "management philosophy."

37. Please balance the statement that "[your] management team has demonstrated its ability to adapt and adjust the business during economic downturns and grow the business" to explain that you had net losses for each of the past three completed fiscal years.

Growth Strategies, page 5

Continue to Grow our Core Mountain Operations and Profitability, page 5

Enhance pre-sold offerings, page 5

38. Please briefly describe what you mean by "appealing to more segments of the market" on page 5 by discussing such segments.

Maximize cross-selling opportunities, page 5

39. Please explain how you "communicate with visitors during the planning stage of their visit." In addition, please tell us why you believe that you have a "unique" ability to do so.

Drive Growth in Our Adventure Segment, page 5

40. Please tell us whether you have any current plans to expand your existing lodges and/or build additional lodges within CMH's terrain.

41. Please provide a brief definition of "cat-skiing" and disclose whether you currently offer cat-skiing trips.

42. Please provide the basis for you belief that the adventure travel industry is significantly underserved, and tell us the basis for your statement that there are a limited number of operators possessing the historical knowledge, resources and expertise needed to cater to the segment. We note from page 66 that there are 75 heli-skiing and cat-skiing operations in North America.

Capitalize on "Home Team" Real Estate Advantage, page 5

43. Please balance your disclosure in this section by disclosing here that your CMH guest nights decreased in the most recently completed fiscal year.

44. You state in the first sentence that at "many" mountain resorts the land proximate to trails has been fully utilized, which suggests that at others it has not been fully utilized. In light of this, please tell us the basis for your claim that you have a "competitive advantage" as stated in the second sentence and tell us the basis for the claim that this is "something that other developers cannot do."

Continue to Improve Operating Efficiency and Margins, page 6

45. Please revise the second to the last sentence to state as a belief.

Pursue Strategic Acquisitions and Operating Relationships, page 6

46. Please provide the basis for your belief that there will be a "significant opportunity to acquire ski resort assets at attractive valuations due to a generational shift in family owned resorts."

47. Please revise the second to the last sentence to state as a belief, and please tell us why you are "well positioned to take advantage of [the] changing industry dynamics" resulting in the increase of family owned resorts that will be for sale. In this regard, we note your current debt level, interest rates on your debt, and your net losses. We also note that in recent years you have sold properties rather than acquire properties. In this regard, we note that in December 2012 you sold your remaining equity in Whistler Blackcomb Holdings, Inc. as stated on page 43.

Transactions to Occur Prior to the Consummation of this Offering, page 6

The Restructuring, page 6

48. Please include Intrawest Caymen L.P. in your chart on page 7 or please advise.

Initial Stockholder, page 7

49. Please provide the name of the Initial Stockholder here and in the table on page 91.

Implications of Being an Emerging Growth Company, page 7

50. We note your disclosure on pages 8 and 9 regarding the various exemptions that are available to you as an emerging growth company. Please include a brief discussion of the

exemption from Section 14A(a) and (b) of the Securities Exchange Act of 1934 that is available to you.

51. It appears from the last sentence that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b). Please revise to state that the election you have made is irrevocable.

<u>Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Operating Information, page 9</u>

52. Based upon your disclosure in note (a) on page 41, it appears that the historical operations of Cayman L.P. include more than the two indirect subsidiaries which will be contributed to Intrawest Resorts Holdings in the restructuring. As such, please tell us the consideration that was given to presenting carve-out financial statements of Cayman L.P. showing only the results of the two subsidiaries which will become the successor entity as Intrawest Resorts.

53. We note that the measure "ETP", which is presented in the table on page 10 and described in footnote 9 on page 13, is utilized multiple times throughout the document before it is clearly defined on page 47. Consideration should be given to revising your disclosure of this measure throughout the document by providing either a definition of the measure or a reference to the location of the definition the first time it is utilized.

<u>Risk Factors, page 15</u>

54. Please add a risk factor addressing the risk that climate change could have a negative impact on your business or please tell us why this is not necessary.

55. It appears that Fortress and the Initial Stockholder own other businesses in your industry. Please add a risk factor addressing the potential conflicts of interest. In addition, please discuss the risk associated with the provisions in your restated certificate of incorporation relating to Fortress' and the Initial Stockholder's rights regarding corporate opportunity. In addition, please provide a summary of such risks in your Prospectus Summary section. Refer to page 100.

56. Please add a risk factor that your competitors may have access to a cheaper source of funds. In this regard, we note that the Notes Payable to Partners currently accrues interest at rates ranging between 15.6% and 20.0% per annum. Refer to page 94.

Risks Related to Our Business, page 15

Our Industry is sensitive to weakness, page 15

57. Please expand this risk factor to address the effect that the weakness of the European economy has had on your business. In this regard, we note your disclosure on page 53 that European guests historically have compromised more than 35% of your total CMH winter guests. Alternatively, please tell us why you believe this is not necessary.

Risks Related to Our Organization and Structure, page 23

If the ownership of our common stock continues to be highly concentrated, page 23

58. Please expand this risk factor or add a new risk factor that addresses risks associated with the Initial Stockholder's and Fortress' right to appoint a majority or your board or a majority plus one, depending upon the Initial Stockholder's level of ownership, pursuant to the Stockholder's Agreement.

Use of Proceeds, page 31

59. We regard this section as one of the most important in the prospectus because it tells investors what their money will be used for. Please either revise to present a quantified use of proceeds, including any specific investments and/or acquisitions, or to explain why you are unable to develop a plan to explain how the money will be used. To the extent that you do, please disclose pursuant to Item 504 of Regulation S-K.

60. We note the reference to potential "acquisitions." To the extent that proceeds may be used to finance acquisitions please identify the target, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business.

Capitalization, page 32

61. Please remove the "unaudited" designation from the Pro Forma column of the table. Labeling the pro forma information as such gives the impression that the Actual column is audited. While we understand that the information in the Actual column is derived from audited amounts, a column of figures without the associated disclosures and auditor's report is not considered audited. Please revise accordingly.

Management's Discussion and Analysis, page 42

62. Please tell us how you determine "legacy", "core" and "non-core" assets.

<u>Adjusted EBITDA, page 44</u>

63. We note your disclosure and presentation of adjusted EBITDA. It is generally inappropriate to present a non-GAAP measure, such as adjusted EBITDA, before any discussion of GAAP operating results, as this gives the non-GAAP measure undue prominence compared to your GAAP results. Therefore, please revise to move this section to a location within the document where it is presented after the discussion of your GAAP results. In addition, this comment is also applicable to your section on segment adjusted EBITDA, starting on page 46.

<u>Debt, page 60</u>

64. In your disclosure, you state that you currently have a First Lien Credit Agreement, a Second Lien Credit Agreement and various other credit agreements, with total outstanding borrowings of $1.9 billion. Please expand your disclosure to state the amount of total borrowing capacity available on your credit agreements.

65. As a related matter, we note "various other credit agreements" aggregate nearly $1.358 billion, are with related parties, accrue interest at 15.6%-20%, and are due in 2019. Given your current operating cash flow, please tell us and expand your disclosure to discuss how you intend to satisfy this obligation.

<u>Contractual Obligations, page 60</u>

66. It appears you are intending to present this table on a pro forma basis. Please also present the information on an actual basis as of June 30, 2013 or explain why you believe this information would not be meaningful.

<u>Adventure Travel Industry, page 66</u>

67. Please tell us the basis for your statements in the second paragraph of this section.

<u>Our Business, page 68</u>

<u>Overview, page 68</u>

68. We note that you are currently planning to develop the parcels surrounding your resorts. Please disclose such plans, including a timeline and estimated budget.

Our Strengths, page 69

Iconic, Market Leading Mountain Resorts and World's Premier Mountain Adventure Company, page 69

    69. Please revise the fifth sentence in this section to state as a belief.

Growth Strategies, page 70

Increase Visitation and Guest Revenue, page 70

    70. We note your disclosure that you intend to "continue to invest in technology solutions to create a more customized and convenient guest experience." Please briefly describe these technology solutions.

Enhance Pre-sold Product Offerings, page 70

    71. Your disclosure that your frequency product sales have grown at a 12.4% CAGR over the past three years seems to contradict your statement on page 43 that the revenue from such products has grown at a CAGR of 6.3% over a three year period. Please revise for consistency and clarity or advise.

    72. Please provide a brief description of how you have increased your product offerings to appeal to more segments of the market. In addition, please provide the percentage increase or decrease of your frequency product sales for each of the last three years.

Capitalized on "Home Team" Real Estate Advantage, page 71

    73. Please clarify that additional units and beds at your resorts do not guarantee that you will increase visitor growth or profits.

Business Operations, page 71

Mountain, page 71

    74. We note your disclosure on page 71 that you offer lift pass products that are valid across multiple resorts owned by you and your partners. Please identify such partners and include the partnership agreements as exhibits to your next amendment.

Mount Tremblant Resort, page 73

    75. Please clarify what you mean by "state-of-the-art" snowmaking system.

Real Estate, page 76

76. Please revise the first sentence in the third paragraph on page 78 to state as a belief and please tell us the basis of this belief.

Marketing and Sales, page 79

77. Please define what you mean by the "strong relationships" that your third party sales representatives have with your existing and potential clients. In addition, please briefly describe what you mean by your statement on page 80 that your "European sales network is well established."

Management, page 87

Executive Directors and Officers, page 87

William Jensen, page 87

78. Please include a brief discussion regarding the specific experience, qualifications, attributes or skills that led to the conclusion that William Jensen should serve as your director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

79. Please disclose the date when Mr. Jensen became your director.

Board of Directors, page 88

80. Please disclose the level of ownership interest of the Initial Stockholder that determines whether your board will consist of a majority of individuals designated by the Initial Stockholder or a majority plus one of individuals designated by the Initial Stockholder. In addition, please disclose this information in your Prospectus Summary section.

Executive Compensation, page 89

81. Please revise to include completed disclosure for all items required by Item 402 of Regulation S-K. For example we note that the Summary Compensation Table is not yet complete.

Employment Arrangements, page 90

82. When available, please file your employment agreements with your named executive officers as exhibits to your registration statement.

Principal and Selling Stockholder, page 91

83. Please revise to describe the transaction by which the Initial Stockholder came into ownership of your shares.

84. Please tell us whether the Initial Stockholder is a broker dealer or an affiliate of a broker dealer.

Description of Capital Stock, page 96

Forum Selection Clause, page 99

85. We note your disclosure on page 99 regarding the choice of forum. Please include a risk factor describing the risks attendant to investors from the exclusive forum provision in your restated certificate of incorporation.

Underwriting, page 105

86. Please revise to state that the selling shareholder may be deemed an underwriter.

Market and Industry Data and Forecasts, page 111

87. We note that you have relied on reports and publications from third-party sources for data. Please provide us with the relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please also file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Financial Statements

Note (17) Discontinued Operations, page F-37

88. You state that the discontinued operations relate to the disposal of your legacy real estate businesses. Please explain how these legacy real estate businesses differ from the current operations within your real estate segment such that they meet the criteria for discontinued operations as outlined in ASC 205-20-45-1.

Exhibit Index, page II-5

89. Please file a copy of the Third Lien Loans, the Tranche B Loans and the Affiliate Loan as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(B) or tell us why this is unnecessary. In addition, please file a copy of the New Credit Agreement as an exhibit to your registration agreement.

Other

  If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

  Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

  You may contact Kristin Shifflett (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

        Sincerely,

        /s/ John Dana Brown

        John Dana Brown
        Attorney-Advisor

cc: Via E-mail
   Gregory A. Fernicola, Esq.
   Skadden, Arps, Slate, Meagher & Flom LLP